December 21, 2004

Ms. Kim Browning

Securities and Exchange Commission

Judiciary Plaza

450 Fifth Street, N.W.

Washington, D.C. 20549

Re: The Calvert Fund

File numbers 2-76510 and 811-3416

Dear Ms. Browning:

This filing is to withdraw the two previous filings (Accession numbers 0000701039-04-000007 and 0000701039-04-000028) made under Rule 485(a) for the creation of the Calvert Long Duration Income Fund, because these two filings included a joint prospectus (grouping the new fund with two other bond funds), when in fact, the new fund will be offered in a standalone prospectus for its December 31, 2004 launch.

As always, should you have any questions, please contact me at 301-951-4858.

Very truly yours,

/s/ Ivy Wafford Duke

Ivy Wafford Duke

Associate General Counsel